TENKE MINING CORP.

... West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.tenke.com

NEWS RELEASE

TENKE FUNGURUME FEASIBILITY STUDY COMPLETED

February 26, 2007 (TNK – TSX) ... Tenke Mining Corp. ("Tenke") is pleased to announce that the Feasibility Study has been completed for the first phase of production at the Tenke Fungurume copper/cobalt project in Katanga Province, Democratic Republic of Congo ("DRC"). The project is being developed by Tenke Fungurume Mining SARL ("TFM"), which is effectively owned 24.75% by Tenke Mining Corp, 57.75% by Phelps Dodge Corporation ("Phelps Dodge") and 17.5% by Gecamines, the DRC State mining company.

The Feasibility Study has been prepared under the direction of Tenke's operating partner, Phelps Dodge, with the study authored by independent engineering contractor GRD Minproc of Perth, Australia, and supported by specialist consultants in various areas. The ore reserve assessment was conducted by Phelps Dodge along with Independent Mining Consultants, Inc., of Tucson, Arizona. Phelps Dodge has conducted the mine planning. Pilot plant process testwork has been conducted at Hazen Research, Inc., in Colorado. An Environmental and Social Impact Assessment ("ESIA") and community consultations have proceeded in parallel under the primary direction of Golder Associates, who have also prepared tailings management facility designs. Several non-governmental organizations ("NGOs") have contributed to baseline studies, social impact assessment, community consultation and implementation of social programs.

The results of the Feasibility Study and ESIA have defined initial mine production with the following characteristics:

Initial Facility Production Plan

Facilities have been designed to initially produce approximately 115,000 metric tonnes per annum ("tpa") of London Grade A quality copper cathode and 8,000 tpa of cobalt in any combination of cobalt metal or intermediate cobalt hydroxide. Site infrastructure and process facility layouts have been designed contemplating significant future potential expansions.

Feasibility Study Ore Reserves and Mine Plan

Ore reserves as of November 2006 were estimated utilizing Datamine NPVS software for optimization, using long-term metal price projections of $1.05/lb copper and $12.00/lb cobalt with variable cutoff grades declining over time. Pit planning has been performed using five-meter benching.

The 40-year mine plan is based on first developing the Kwatebala, Fwaulu and Goma deposits. Proven/probable ore reserves developed by Phelps Dodge to U.S. SEC standards[1] for these three areas are 103 million metric tonnes, grading 2.1% copper and 0.3% cobalt (proven 22 million tonnes grading 2.2% copper and 0.30% cobalt, probable 81 million tonnes grading 2.1% copper and 0.31% cobalt). The Feasibility Study is based on approximately 19 years of fresh ore processing followed by 21 years of lower-grade stockpile feed. During the first 10 years, 25.5 million tonnes of leachable oxide ore is processed grading 4.57% copper and 0.37% cobalt. The overall strip ratio is 3.1:1. Drilling continues across the concession, and it is our belief that the mine plan will evolve significantly as additional material is expected to be brought into the proven/probable category.

The mining method will be open pit, utilizing conventional methods in waste and a continuous miner in ore to maximize operating efficiencies and to minimize dilution of the high-grade material. Haulage will be by articulated 45-tonne trucks.

Ongoing Concession Exploration

Exploration potential across the Tenke Fungurume concessions is extensive, and a significant drilling program is in progress to potentially add proven/probable, high-grade ore reserves to the mine plan and for a potential major plant expansion in the early years of the project.

During 2006, approximately 16,000 meters of drilling was performed under the direction of Phelps Dodge for infilling, reserve confirmation, step-out exploration and condemnation. During the 2006 drilling program, mineralization in three new areas just west of Kwatebala was discovered (Mwinansefu, Ditoma and Shinkusu). Concession exploration for 2007, which includes further resource definition drilling at these new areas, is budgeted to accomplish approximately 45,000 meters of drilling. The intent is to have significant additional proven/probable ore reserves defined by the time the initial facilities go into operation to support potential expansions in the early years of initial operations.

As reported by Tenke on June 23, 2006, in accordance with Canadian National Instrument 43-101 standards, the Measured and Indicated Resources for the Tenke Fungurume concessions are 235 million tonnes of 3.01% copper and 0.31% cobalt (Measured 126 million tonnes grading 3.44% copper and 0.33% cobalt and Indicated 109 million tonnes grading 2.52% copper and 0.28% cobalt), with Inferred resources providing an additional 265 million tonnes of 2.6% copper and 0.19% cobalt. Tenke intends to update the concession resource estimate prior to mid-2007 to incorporate Phelps Dodge drilling that has occurred since early 2006.

Process

The Feasibility Study is based on standard African Copper Belt process technology with optimization from Phelps Dodge as one of the world leaders in solution extraction and electrowinning operations. Overall metal recoveries are expected to be 95% for copper and 83% for cobalt metal. Mill facilities are expected to process approximately 7,000 metric tpd of ore.

Infrastructure

The Feasibility Study contains extensive onsite and offsite infrastructure improvements. Onsite infrastructure will include a large construction camp and permanent housing and support facilities for mine employees and the operations. Infrastructure has been designed and located contemplating significant future potential expansions. For initial operations, extensive use is being made of existing refurbished Tenke Fungurume infrastructure, including housing, water and power supply, airstrip, office, warehousing and maintenance facilities.

Offsite infrastructure accounted for within the study includes Lubumbashi and Kinshasa offices, relocated villager housing and schools, medical and other facilities to improve social conditions in the communities within the Tenke Fungurume mineral concessions.

Power supply will come from the DRC national grid, which is owned by Societe Nationale d'Electricite ("SNEL"), the State electricity generator. Surplus power exists within the system. To secure reliable power for the initial operations and expansions, long-term power supply contracts have been signed with SNEL that include a significant investment by the project to allow SNEL to refurbish and maintain one of the nearby Katangan hydro plants.

Extensive road and rail investigations have been conducted as part of the Feasibility Study to assess construction and operations transport logistics. The Feasibility Study is based on transport of materials predominantly coming up from, and copper and cobalt product down to, Richards Bay/Durban in South Africa. Other shorter routes may be viable. In cooperation with several other major mining developers in Katanga, TFM is contributing to the upgrading of the National road in the vicinity of Tenke Fungurume.

Social and Environmental

During construction, the Tenke project will provide employment for approximately 2,000 construction workers. Currently, TFM employees and contractor staffing on the project exceeds 1,000 personnel. During the initial phase of operations, approximately 1,000 TFM full-time employees are expected.

Mining operations are being designed and implemented in accordance with applicable standards, including the Equator Principles, Voluntary Principles for Security and Human Rights, applicable OECD and IFC guidelines, and the Extractive Industries Transparency Initiative.

Extensive community consultation has been conducted with affected stakeholders over the past year and a half, with this important dialogue facilitated by village and provincial leaders and organized by specialist consultants and NGOs. To safeguard existing inhabitants near the areas of initial mining, approximately 1,800 local residents will be relocated. Relocation to areas with new TFM supplied accommodations has started with good community support. Concession-wide social development programs are already significantly advanced, including fresh water wells for 10 remote communities, new and rehabilitated schools that are now functioning with 900 students, several community agricultural and health programs in progress and 24 local micro-enterprise business initiatives.

Cost Estimates and Schedule

Feasibility Study estimates define a capital cost for the initial production facilities of US$650 million, including escalation and other contingencies. This cost estimate excludes working capital, an allowance for rehabilitation of one of the SNEL hydro generating facilities, financing fees and interest during construction. Construction has commenced with shareholders' funding. TFM is pursuing project financing for a portion of the project cost.

Life of Mine cash operating costs are estimated as negative (US$0.19)/pound of copper produced, including a US$10.00/lb cobalt credit. The Feasibility Study estimates support Tenke Fungurume advancing into production within the lowest quartile of unit operating costs for world copper producers, thereby achieving strong project economics with a study base of US$1.05/lb copper long term and a US$8.00 – $12.00/lb range for cobalt depending on the year under consideration.

The Feasibility Study contemplates a 23-month overall project schedule to fast track development. Detailed engineering commenced in August 2006, major long delivery items such as the acid plant and grinding mill were ordered in November 2006, and significant road building and basic infrastructure development were accomplished in the last half of 2006. Major civil works have now commenced at the plant site, and the largest piece of mine equipment is already on site. Full production of copper is scheduled to occur as early as the fourth quarter of 2008 with full cobalt production scheduled to occur as early as the end of the first quarter of 2009.

DRC Trends

Within the DRC, a series of historic milestones have been achieved with the DRC people accomplishing their first democratic elections in 40 years; a remarkable success which has led to the institution of a new government in the first quarter 2007. Within Katanga Province, several important mining projects are advancing in parallel to the Tenke Fungurume project, providing a supportive framework for infrastructure revival and re-establishment of the mining industry in the region. We congratulate the people of the DRC for these achievements and look forward to partnering with Phelps Dodge and Gecamines in the successful development of Tenke Fungurume.

On Behalf of the Board

Paul K. Conibear
President

[1] Tenke has retained Nilsson Mine Services who are progressing with a review of mine reserves and the mine plan as part of the preparation of a NI 43-101 compliant summary of the Feasibility Study. Minproc is being retained to prepare the NI 43-101 summary of the overall Feasibility Study.

Phelps Dodge and its specialist consultants have prepared ore reserve statements in accordance with guidelines established by the U.S. Securities and Exchange Commission and U.S. laws and regulations. Tenke has not reviewed or verified the Phelps Dodge ore reserve statements. As previously reported (June 23, 2006), Tenke Fungurume mineral resource estimates have been prepared for the Company in accordance with NI 43-101, by independent qualified persons John Nilsson, P.Eng. of Nilsson Mine Services Ltd. and Abdullah Arik, B.Sc.M.Sc. of Mintec Inc. Their report dated May 20, 2006, is available on www.sedar.com.

Paul K. Conibear, P.Eng., a Qualified Person pursuant to NI 43-101, has reviewed the technical contents of this release. Mr. Conibear is President of Tenke Mining Corp.

Forward-Looking Statements

Certain information regarding the Company set forth in this press release, including the Company's future plans contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's and management's control, including but not limited to, the impact of general economic conditions, industry conditions, fluctuation of commodity prices, fluctuation of foreign exchange rates, imperfection of mineral estimates, environmental risks, industry competition, availability of qualified personnel and management, stock market volatility, timely and cost effective access to sufficient capital from internal and external sources. The Company's actual results, performance or achievements could differ materially from those expressed in or implied by, these forward looking statements and accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward looking statements will provide any benefits to the Company.

For further information, please contact Sophia Shane, Corporate Development at 604-689-7842.

END